SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 4)


                                @pos.com, Inc.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   04963A104
                                (CUSIP Number)

                             LEONARD GOLDNER, ESQ.
                 EXECUTIVE VICE PRESIDENT and GENERAL COUNSEL
                           SYMBOL TECHNOLOGIES, INC.
                               ONE SYMBOL PLAZA
                          HOLTSVILLE, NEW YORK 11742
                                (631) 738-2400

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                with a copy to:

                             EDWARD J. CHUNG, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                (212) 455-2000

                              September 16, 2002
                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 04963A104

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Symbol Technologies, Inc.  11-2308681
     Symbol Acquisition Corp.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        (see Item 5 below)

  OWNED BY          19,317,942(1)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            (see Item 5 below)

                    19,317,942(1)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (see Item 5 below)

     19,317,942(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     92.2%(1) (see Item 5 below)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
1 Calculated pursuant to Rule 13d-3 and based upon information provided by the Company updated to the date of this filing.

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 4 amends and restates in its entirety Amendment No. 3 to the Statement on Schedule 13D filed on September 12, 2002 (as amended and restated by this Amendment No. 4, the "Schedule 13D") by Symbol Technologies, Inc. ("Symbol") and relates to the common stock, par value $.001 per share ("Common Stock"), of @pos.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3051 North First Street, San Jose, California 95134.

ITEM 2.  IDENTITY AND BACKGROUND.

     Schedule I to the Schedule 13D sets forth the name, the business address, the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors, executive officers and controlling persons of Symbol and its wholly owned subsidiary, Symbol Acquisition Corp.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 4 is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to a letter dated July 25, 2002, Symbol proposed to the Company that Symbol acquire all of the outstanding capital stock of the Company. Symbol's letter is attached as Exhibit A to this Schedule 13D. As a condition to entering into discussions with Symbol with respect to such an acquisition, the Company requested that Symbol provide it with interim working capital financing. On July 26, 2002, Symbol agreed to provide such financing out of its working capital pursuant to a convertible promissory note in the amount of $400,000 (the "Old Note").

         On August 12, 2002, Symbol, Symbol Acquisition Corp. and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in connection therewith, the Old Note was replaced by the Amended and Restated Convertible Promissory Note in the amount of $3,500,000 (the "Amended Note"), also provided out of Symbol's working capital, to repay in full all of the borrowings outstanding under the Convertible Promissory Note dated June 25, 2002 held by Hand Held Products, Inc. and to provide additional interim working capital to the Company until the transactions contemplated by the Merger Agreement are consummated. As of September 16, 2002, the Company owed $2,805,309.09 in outstanding principal and interest under the Amended Note. The Amended Note is convertible at any time into a number of shares of Common
Stock equal to the product of (A) a fraction, the numerator of which is the then-outstanding balance of the Amended Note (including accrued and unpaid interest) and the denominator of which is $5,000,000, and (B) the number of shares of Common Stock outstanding on a fully diluted basis. On September
16, 2002, Symbol converted $2,100,000 of the principal amount and interest outstanding under the Amended Note into 9,780,278 shares of Common Stock, which at the request of Symbol was directly issued to Symbol Acquisition Corp., a wholly owned subsidiary of Symbol. The Amended Note is attached as Exhibit B to this Schedule 13D.

         Pursuant to the Merger Agreement, on August 19, 2002, Symbol

Acquisition Corp. commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Common Stock at a purchase price of $0.46 per share, net to the seller in cash. The tender offer expired at 12:00 midnight on September 16, 2002. On September 17, 2002, Symbol Acquisition Corp. accepted for payment 9,537,664 shares of Common Stock tendered pursuant to the tender offer. Subject to the terms and conditions set forth in the Merger Agreement, following the consummation of the Offer and payment for the shares of Common Stock tendered thereunder, Symbol Acquisition Corp. shall be merged with and into the Company, with the Company continuing as the surviving corporation in such merger (the "Merger"). Symbol shall finance the Offer and Merger out of its working capital.

     Following the consummation of the Offer, the Common Stock shall be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and is expected to be no longer eligible to be quoted on the OTC Bulletin Board. The Merger Agreement is attached as Exhibit C to this Schedule 13D.

     Concurrently with the execution of the Merger Agreement, on August 12, 2002, Symbol, Symbol Acquisition Corp. and certain major stockholders of the Company entered into a Tender and Voting Agreement (the "Tender Agreement") whereby such stockholders have agreed to tender their Common Stock in the Offer and take other actions in support of the Offer, the Merger and the transactions contemplated by the Merger Agreement. The Tender Agreement is attached as Exhibit D to this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The response to Item 4 is incorporated herein by reference.

     Based upon information provided by the Company updated to the date hereof, Symbol and Symbol Acquisition Corp. estimate that they have beneficial ownership of 19,317,942 shares of Common Stock (representing approximately 92.2% of the outstanding Common Stock), including shared power to vote and dispose of all shares so owned.

     Other than as described in this Schedule 13D, neither Symbol nor, to its knowledge, any of the persons identified on Schedule I, have effected transactions in shares of the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A. Letter dated July 25, 2002 from Symbol to the Company.

     B. Amended and Restated Convertible Promissory Note, dated August 12, 2002, made by the Company and Crossvue, Inc. in favor of Symbol.

     C. Agreement and Plan of Merger, dated as of August 12, 2002, by and among the Company, Symbol and Symbol Acquisition Corp.

     D. Tender and Voting Agreement, dated as of August 12, 2002, by and among Symbol, Symbol Acquisition Corp. and certain stockholders of the Company.

     E. Letter Agreement, dated September 16, 2002, by and between Symbol and Symbol Acquisition Corp.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 17, 2002              SYMBOL TECHNOLOGIES, INC.


                                       By: /S/ LEONARD GOLDNER
                                       -------------------------------
                                       LEONARD GOLDNER
                                       Executive Vice President and
                                       General Counsel


Date:  September 17, 2002              SYMBOL ACQUISITION CORP.


                                       By: /S/ LEONARD GOLDNER
                                       -------------------------------
                                       LEONARD GOLDNER
                                       Vice President, Secretary and
                                       Assistant Treasurer

                                  SCHEDULE I

   INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
      PERSONS OF SYMBOL TECHNOLOGIES, INC. AND SYMBOL ACQUISITION CORP.

         Each of the individuals listed below is a United States citizen. The business address of each individual is One Symbol Plaza, Holtsville, New York 11742-1300. The address of the corporation or organization (if other than Symbol), if any, at which the principal occupation or employment of each such individual is conducted is set forth below such individual's name. To the knowledge of Symbol, during the last five years, none of such persons has been
(a) convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or (b) a party to a civil proceeding of a judicial or administrative body, the result of which was a judgment or decree enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

     NAME AND CURRENT BUSINESS               PRESENT PRINCIPAL OCCUPATION
              ADDRESS                                OR EMPLOYMENT
     -------------------------               ----------------------------

Richard Bravman ......................  Vice Chairman of the Board of Directors
                                        and Chief Executive Officer of Symbol
                                        Technologies, Inc. President and
                                        Director of Symbol Acquisition Corp.

George Bugliarello....................  Director of Symbol Technologies, Inc.
                                        Chancellor of Polytechnic University.
c/o  Polytechnic University
     6 Metrotech Center
     Brooklyn, New York 11201

Leonard H. Goldner....................  Executive Vice President, General
                                        Counsel and Secretary of Symbol
                                        Technologies, Inc. Director, Vice
                                        President, Secretary and Assistant
                                        Treasurer of Symbol Acquisition Corp.

Carole DeMayo.........................  Senior Vice President-Human Resources
                                        of Symbol Technologies, Inc.

Ron Goldman...........................  Senior Vice President, General
                                        Manager-Marketing and Business
                                        Development of Symbol Technologies,
                                        Inc.

Leo A. Guthart........................  Director of Symbol Technologies, Inc.
                                        Managing Partner of Topspin Partners,
c/o  Topspin Partners, L.P.             L.P.
     3 Expressway Plaza, Suite 100
     Roslyn Heights, New York 11577

Kenneth V. Jaeggi.....................  Senior Vice President-Finance and Chief
                                        Financial Officer of Symbol
                                        Technologies, Inc.

Joseph Katz...........................  Senior Vice President-Research and
                                        Development of Symbol Technologies,
                                        Inc.

Robert Korkuc.........................  Vice President, Chief Accounting
                                        Officer of Symbol Technologies, Inc.
                                        Vice President, Treasurer and Assistant
                                        Secretary of Symbol Acquisition Corp.

Harvey P. Mallement...................  Director of Symbol Technologies, Inc.
                                        General Partner of Harvest Partners,
c/o  Harvest Partners, Inc.             Inc.
     280 Park Avenue, 33rd Floor
     New York, New York 10017

Raymond R. Martino....................  Vice Chairman of the Board of Symbol
                                        Technologies, Inc. Retired; formerly
                                        President and Chief Operating Officer
                                        of Symbol Technologies, Inc.

Boris Metlitsky.......................  Senior Vice President-Corporate
                                        Engineering of Symbol Technologies,
                                        Inc.

William Nuti..........................  President and Chief Operating Officer
                                        of Symbol Technologies, Inc.

Satya Sharma..........................  Senior Vice President, General
                                        Manager-Worldwide Operations of Symbol
                                        Technologies, Inc.

James Simons..........................  Director of Symbol Technologies, Inc.
                                        President of Renaissance Technologies
c/o  Renaissance Technologies           Corporation.
     Corporation
     800 Third Avenue, 33rd Floor
     New York, New York 10022

Jerome Swartz.........................  Chairman of the Board of Directors,
                                        Chief Scientist and Director of Symbol
                                        Technologies, Inc.